Associated Materials, LLC and AMH Holdings, LLC
January 13, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Rufus Decker, Accounting Branch Chief Nudrat Salik, Staff Accountant

Re:	AMH Holdings, LLC and Associated Materials, LLC Form 10-K for the fiscal year ended December 29, 2007 Form 10-Q for the period ended September 27, 2008 File Nos. 333-115543 and 000-24956
Dear Mr. Decker and Ms. Salik,
We are writing in response to the Staff’s Comment Letter to AMH Holdings, LLC (“AMH”) and Associated Materials, LLC (“Associated Materials”, and together with AMH, the “Companies”) dated December 3, 2008. For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Companies’ future filings with the Commission.
FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
The Companies’ responses to comments two through six below include proposed revisions, as applicable, to the future filings of both AMH and Associated Materials. The Companies’ responses also indicate where the proposed revisions will be made in future filings with the Commission.

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 2	Associated Materials, LLC and AMH Holdings, LLC
Application of Critical Accounting Policies
Goodwill and Other Intangible Assets, page 35
2.	We note your response to prior comment 7. In a similar manner to your response, please consider disclosing your analysis of the sensitivity of your discount rate and EBITDA multiple assumptions. We also encourage you to disclose the actual significant assumptions used in your impairment tests. For example, please consider disclosing the actual EBITDA multiple and discount rate used and discuss the change in assumptions, if applicable, in subsequent periods.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Application of Critical Accounting Policies” section of Management’s Discussion and Analysis (“MD&A”) to discuss the reporting units determined for purposes of testing goodwill for impairment, the significant estimates and underlying assumptions used and their sensitivity. The discussion will also address the Companies’ impairment considerations related to its other intangibles assets. Below is a sample of the proposed modified disclosure:
Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and intangible assets with indefinite useful lives must be reviewed for impairment annually or when factors indicating impairment are present. Management performs the goodwill impairment analysis utilizing a discounted cash flow model, which considers forecasted operating results discounted at an estimated weighted average cost of capital (herein referred to as the discount rate). The goodwill resulting from the April 2002 merger transaction was solely related to the Company’s Alside division, while the goodwill related to the August 2003 acquisition of Gentek Holdings, LLC was solely related to the acquired entity. Accordingly, the Company maintains two reporting units for purposes of the SFAS No. 142 goodwill impairment test.
The valuation analysis requires significant judgments and estimates to be made by management, primarily regarding expected growth rates, the terminal EBITDA multiple and the discount rate. Expected growth rates were determined based on internally developed forecasts considering future financial plans of the Company. The terminal EBITDA multiple was established based on an analysis of comparable public companies’ debt-free multiples and recent comparable market transaction multiples as determined by an independent valuation. The discount rate used was estimated based on an analysis of comparable companies’ weighted average costs of capital which considered market assumptions obtained from independent sources. Estimates could be materially impacted by factors such as specific industry conditions and changes in growth trends. The assumptions used were management’s best estimates based on projected results and market conditions as of the date of testing.
The discounted cash flow model used to determine fair value for the goodwill analysis is most sensitive to the discount rate and EBITDA multiple assumptions. A sensitivity analysis was performed on these factors for both reporting units and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 100% or the terminal EBITDA multiple used could decrease by 42% and both reporting units’ estimated fair values would still exceed their carrying values. As a result, both reporting units would continue to pass Step 1 of the impairment analysis which did not indicate potential goodwill impairment.
In accordance with SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company also performs an impairment analysis over its intangible assets annually or when factors indicating impairment are present. There were no indicators of impairment noted in 2007 that would require an impairment analysis to be performed over the Company’s definite useful lived intangible assets. The discounted cash flow model used to determine fair value of the Company’s indefinite useful lived intangible assets is most sensitive to the discount rate and terminal growth rate assumptions. A sensitivity analysis was performed on these factors for all indefinite useful lived intangible assets and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 21% or the terminal growth rate used could decrease by 100% and none of the indefinite useful lived intangible assets would be impaired.

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 3	Associated Materials, LLC and AMH Holdings, LLC
Given the significant amount of goodwill and other intangible assets as a result of the April 2002 merger transaction and the August 2003 acquisition of Gentek, any future impairment of goodwill and other intangible assets could have an adverse effect on the Company’s results of operations and financial position.
We believe that the foregoing qualitative discussion about the significant estimates and underlying assumptions used to perform the Companies’ asset impairment analysis, as well as the qualitative discussion as to how we derive key assumptions, such as the EBITDA multiple and discount rate, provides the reader with meaningful disclosure concerning the Companies’ asset impairment considerations. We respectfully submit that, having disclosed the methodology used to arrive at specific metrics used in the impairment analysis, disclosure of the specific metrics themselves would not materially enhance the reader’s understanding of these impairment considerations or provide meaningful additional insight as to the possibility of future impairments.
Note 1. Accounting Policies, page 44
3.	We note your response to prior comment 9. We continue to believe that you should disclose the amounts recorded as expenses related to your sales incentive arrangements as well as identify the amounts recorded in each expense line item. Given that other entities may structure and account for sales incentive arrangements as a reduction of revenue, we believe that this disclosure is necessary to make readers aware that your structure and corresponding classifications of sales incentive arrangements may not be comparable to other entities. As previously requested, please also discuss in MD&A any significant estimates resulting from these arrangements.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Accounting Policies” footnote to the consolidated financial statements and MD&A discussing certain sales incentives offered to customers. The primary sales incentives offered by the Companies include customer volume rebates and rewards programs. The Companies do not offer or pay slotting fees, engage in cooperative advertising programs, or participate in buy-down programs, therefore, these types of sales incentives are not relevant to the Companies’ businesses and will not be discussed in the footnote disclosure or MD&A. Below is a sample of our proposed modified disclosure:

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 4	Associated Materials, LLC and AMH Holdings, LLC
The following disclosure will be inserted as the second paragraph within the “Revenue Recognition” section of the “Accounting Policies” footnote:
The Company offers certain sales incentives to customers who become eligible based on the level of purchases made during the calendar year and are accrued as earned throughout the year. The sales incentives programs are considered customer volume rebates, which are typically computed as a percentage of customer sales, and in certain instances the rebate percentage may increase as customers achieve sales hurdles. Volume rebates are accrued throughout the year based on management estimates of customers’ annual sales volumes and the expected annual rebate percentage achieved. For these programs, the Company does not receive an identifiable benefit in exchange for the consideration, and therefore, the Company characterizes the volume rebate to the customer as a reduction of revenue in the Company’s consolidated statement of operations.
The following disclosure will be added to the second paragraph within the “Cost of Sales and Selling, General and Administrative Expenses” section of the “Accounting Policies” footnote:
Selling, general and administrative expenses include payroll and benefit costs including incentives and commissions of its supply center employees, corporate employees and sales representatives, building lease costs of its supply centers, delivery vehicle costs and other delivery charges incurred to deliver product from its supply centers to its contractor customers, sales vehicle costs, marketing costs, customer sales rewards, other administrative expenses such as supplies, legal, accounting, consulting, travel and entertainment as well as all other costs to operate its supply centers and corporate office. The customer sales rewards programs offer customers the ability to earn points based on purchases, which can be redeemed for products or services procured through independent third party suppliers. The costs of the rewards programs are accrued as earned throughout the year based on estimated payouts under the program. Total customer rewards costs reported as a component of selling, general and administrative expenses for the year ended December 29, 2007 were less than 1% of net sales. Shipping and handling costs included in selling, general and administrative expense totaled approximately $35.1 million, $32.3 million and $30.6 million for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively.
We respectfully submit that the foregoing disclosure will provide the reader with appropriate quantification of the cost of the customer sales rewards program, given its immateriality relative to net sales.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008
General
4.	Please address the above comments in your interim filings as well.
The appropriate changes will be addressed in future Form 10-Q filings for both AMH Holdings, LLC and Associated Materials, LLC, as applicable.

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 5	Associated Materials, LLC and AMH Holdings, LLC
Notes to Financial Statements
Note 7 — Retirement Plans, page 7
5.	We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension cost and plan assets as well as in your determination of whether additional cash contributions to plans will need to be made. You should discuss how sensitive your determination of net periodic pension cost is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Retirement Plans” footnote to the consolidated financial statements discussing the impact current market conditions had on plan assets and each of the significant estimates and assumptions used in the determination of periodic pension expense and future cash contributions to the Companies’ pension plans. The actual decrease in the Company’s pension plan asset values was not determinable as of the date of this letter; however, actual returns on the Company’s pension plan assets will be disclosed in the Companies’ Form 10-K for the year ended January 3, 2009 once the annual actuarial valuations are completed. Further, the sensitivity analysis included in the disclosure below will be completed accordingly. Below is a sample of our proposed modified disclosure:
The recent decline in current market conditions has resulted in decreased valuations of the Company’s pension plan assets. Based on actuarial valuations and current pension funding legislation, the Company does not currently anticipate significant changes to current cash contribution levels in fiscal 2009. The Company currently expects to fund approximately $XX in cash contributions to the Company’s pension plans in 2009. However, the Company currently anticipates additional cash contributions will be required in 2010 to avoid any funding-based benefit limitations as required under current pension law. Although a continued decline in market conditions, changes in current pension law and uncertainties regarding significant assumptions used in the actuarial valuations may have a material impact on future required contributions to the Company’s pension plans, the Company currently does not expect funding requirements to have a material adverse impact on current or future liquidity.

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 6	Associated Materials, LLC and AMH Holdings, LLC
The actuarial valuations require significant estimates and assumptions to be made by management, primarily the funding interest rate, discount rate and expected long-term return on plan assets. These assumptions are all susceptible to changes in market conditions. The funding interest rate and discount rate are based on representative bond yield curves maintained and monitored by an independent third party. In determining the expected long-term rate of return on plan assets, the Company considers historical market and portfolio rates of return, asset allocations and expectations of future rates of return.
Considering fiscal 2008 results, the table below provides a sensitivity analysis of the impact the significant assumptions would have on fiscal 2008 and fiscal 2009 pension expense and fiscal 2009 funding requirements:

(in thousands)	Percentage	Effect on Fiscal Year 2008	Effect on Fiscal Year 2009
	Point	Annual	Annual	Cash
Assumption	Change	Expense	Expense	Contributions
Funding interest rate	+/- 100 basis point	$XXX / $XXX	$XXX / $XXX	$XXX / $XXX
Discount rate	+/- 100 basis point	$XXX / $XXX	$XXX / $XXX	$XXX / $XXX
Long-term rate of return on assets	+/- 100 basis point	$XXX / $XXX	$XXX / $XXX	$XXX / $XXX
Management’s Discussion and Analysis, page 18
6.	We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the homebuilding industry. As we indicated in our prior comment, we believe you should provide detailed rather than general disclosures regarding these risks and exposures. You state that your sales volumes are dependent on the strength in residential remodeling and new construction activity, which represents an estimated 65% and 35%, respectively, of your sales volume for 2007. We urge you to find additional ways to further discuss the risks and exposures related to each of these two categories, including if there are more risks and exposures related to one category. For example, please consider disclosing whether recorded goodwill, intangible assets, or any other assets are more impacted by trends and conditions in one category compared to the other. Please also disclose the actual trends and conditions related to each category in each period and the impact that the trends and conditions have had on your sales and results of operations.
We acknowledge the Staff’s request for additional quantitative disclosures to assist in conveying to investors the current and ongoing risks due to developments in the homebuilding industry. We have carefully considered the Staff’s specific comment concerning whether there is additional quantitative information that the Companies can provide with respect to residential remodeling and new construction activity that would be meaningful to investors in the context of the Companies’ business and we respectfully believe that such information does not exist. In this regard, we wish to emphasize to the Staff that the information we provide regarding our mix of remodeling and new construction is a very broad and subjective estimate rather than a discrete measurement that is monitored by the Companies with precision. While we provide an estimated mix because we believe the reader may find it helpful, it is important to note that the majority of

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 7	Associated Materials, LLC and AMH Holdings, LLC
our product offering can be used in both new construction and remodeling applications, and that we are unable to determine whether sales to our independent distributors are ultimately used in new construction or remodeling applications. Our mix estimate is based on a combination of reviewing customer classifications for sales sold directly to contractors and dealers, as well as a review of product mix, whereby we assume that economy product is more likely to be utilized in a new construction application, while premium product will be more likely sold to the remodeling market. After reviewing the relevant information, we develop an estimated mix. As mentioned above, this is a broad estimate, and as such we believe that it is not possible to develop a specific correlation of housing starts to new construction sales and existing home sales to remodeling sales. Likewise, we are not able to make a similar correlation to our results of operations. We respectfully submit that attempts to do so could actually be misleading to the reader of the financial statements. With respect to quantitative disclosures generally that may further help illustrate risks faced by the Companies in light of developments in the homebuilding industry, we will continue to consider industry conditions and developments at the time we file our periodic reports with the Commission in an effort to continue to provide meaningful quantitative disclosures that may be helpful to the reader.
* * * *
[Remainder of page intentionally left blank.]

Mr. Rufus Decker Ms. Nudrat Salik January 13, 2009 Page 8	Associated Materials, LLC and AMH Holdings, LLC
In connection with our responses to your comments, we acknowledge that:
•	The Companies are responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-7743.
Sincerely,

Ms. Cynthia L. Sobe
VP – CFO, Treasurer and Secretary
AMH Holdings, LLC
Associated Materials, LLC